United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Vale informs on the expiration of the Shareholder Agreement

Rio de Janeiro, November 9, 2020 – Vale S.A. (“Vale” or the “Company”) hereby informs that the current Vale’s Shareholder Agreement between Litela Participações S.A., Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A, expires on this date. As of November 10, 2020, the shares, and therefore, the votes, owned by the controlling shareholders above-mentioned will no longer be bound to the agreement.

Vale’s Shareholder Agreement was signed on August 14, 2017, with a non-renewable provision, aimed to provide the Company with stability and to adjust its corporate governance structure during the transition period to become a dispersed capital company.

Since then, Vale has been investing on the evolution of its governance, seeking references from national and international best practices and deepening the understanding of the investors’ perspective on these matters, as well as adapting to the new requirements of the Novo Mercado regulation.

In this regard, its Board of Directors is currently comprised of more members with experience in mining or related industry, with expertise in sustainability and governance, in addition to the inclusion of three independent members.

More recently, Vale announced the Nomination Committee with the role of proposing improvements related to the structure, size and skills of the Board of Directors, as these are essential to define the nominees to the 2021 Annual Meeting of Shareholders.

Over the next few years, Vale’s leadership will be challenged to continuing to create sustainable value and cultural transformation throughout the Company, confident in the path to transforming Vale into one of the safest and most reliable companies in the mining industry.

Finally, Vale informs that will file again in due course its Reference Form, within the period required by the Instruction CVM n. 480 of December 7, 2009, as amended and will proceed with all other regulatory obligations.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: November 09, 2020		Head of Investor Relations